Silgan Holdings Inc.
4 Landmark Square
Suite 400
Stamford, CT  06901

October 27, 2015

VIA EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Silgan Holdings Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2015
File No. 0-22117

Dear Mr. O’Brien:

On behalf of Silgan Holdings Inc. (the “Company”), set forth below is the Company’s response to the comment contained in your letter, dated October 23, 2015, to Robert B. Lewis, Executive Vice President and Chief Financial Officer of the Company, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on February 27, 2015, and the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 21, 2015.  For ease of reference, we have repeated the comment contained in your letter in bold italicized text preceding our response.

Definitive Proxy Statement on Schedule 14A

General

We note your supplemental response to comment 1 in our letter dated October 2, 2015, yet it is not clear how you intend to revise your disclosure in future filings. Please

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
October 27, 2015

confirm that in future filings you will limit the disclosure in the summary compensation table to the information that is set forth in Item 402(c) of Regulation S-K.

Response:

The Company hereby confirms that, as explained in the Company’s response dated October 16, 2015 to the staff’s comment 1 in the staff’s letter dated October 2, 2015, in future filings, the Company will limit the disclosure in the summary compensation table to the information set forth in Item 402(c) of Regulation S-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please feel free to contact me at (203) 975-7110.

Very truly yours,

SILGAN HOLDINGS INC.

By:	/s/ Frank W. Hogan, III
Frank W. Hogan, III
Senior Vice President, General Counsel
and Secretary